March 19, 2015

Ms. Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	AAR CORP.
Form 10-K for Fiscal Year Ended May 31, 2014
Form 10-Q for Fiscal Quarter Ended November 30, 2014
File No. 001-06263

Dear Ms. Raminpour:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 27, 2015 (the “Comment Letter”) with respect to the Company’s above-referenced filings.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for Fiscal Year Ended May 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal 2014 Compared to Fiscal 2013, page 20

1.              We note from your disclosure on page 21 that although your Aviation Services segment began the year with 40 aircraft in revenue service, at the end of 2014, 20 aircraft were no longer in active service and were available for future mission deployment. We also note from your Form 10-Q for the quarter ended November 30, 2014 that only 17 of these aircraft were in revenue service at November 30, 2014. Please explain to us the nature of any impairment analysis performed on the non-revenue generating aircraft, major components in service, and associated rotable assets for your expeditionary airlift services at May 31, 2014 and November 30, 2014. If an impairment analysis was not performed during these periods, please explain to us why you do not believe such an analysis was appropriate under the guidance in ASC 360-10-35.

Response:

We did not perform an impairment analysis of our non-revenue generating aircraft, major components in service, and associated rotable assets for our expeditionary airlift services business (the “Airlift business”) at May 31, 2014 and November 30, 2014 as there were no events or significant changes in circumstances which indicated that their carrying values may not be recoverable.  In reaching this conclusion, the Company considered the unique nature of the Airlift business and also specifically considered the guidance on the impairment indicators set forth in Accounting Standards Classification (“ASC”) 360-10-35, each as described below.

1100 N. Wood Dale Road  Wood Dale Illinois 60191 USA Tel 1-630-227-2000

General Considerations. A description of the unique nature of the Airlift business is essential to an understanding of the Company’s conclusion that there were no events or significant changes in circumstances indicating that the carrying values of the Airlift business may not be recoverable. The Airlift business provides aircraft, crew and logistics support personnel in austere and remote locations throughout the world.  It operates a fleet of specialized rotary-wing and fixed-wing aircraft currently in Afghanistan, Africa and the Western Pacific regions, with new business slated to commence in the Falkland Islands.  The expeditionary airlift services include the transportation of personnel and cargo in support of mission-critical activities, often on short notice, on rigid timetables and in war zones and undeveloped areas.

The principal current customer of the Airlift business is the United States Department of Defense (“DoD”).  The DoD requires expeditionary airlift services in support of the U.S. and allied military efforts in Afghanistan, Africa and other areas around the world undergoing war, conflict, terrorism, or humanitarian crisis.  As such, the Airlift business operates in a fluid business environment that is subject to the uncertainties and vagaries of the U.S. Government efforts in areas subject to these conditions.

As noted in the Staff’s comment, the Airlift business experienced a decrease in the number of revenue-generating aircraft (also known as aircraft contract positions) over the periods ended May 31, 2014 and November 30, 2014.  The decrease — from 40 to 20 to 17 — was entirely the result of the drawdown of the U.S. presence in Afghanistan. However, the decrease in aircraft contract positions did not mean that the carrying value of the Airlift business’s long-lived assets may not be recoverable, for two principal reasons:

1.              In each case of a DoD contract termination, the Airlift business immediately and aggressively pursued new contract opportunities as a means of deploying the aircraft idled by the Afghanistan drawdown and generating new revenue sources.  As a result of these business development efforts, the Airlift business has experienced over the past 18 months a sharp uptick in the number of opportunities across a broad range of customers (including the DoD, the United Nations, foreign militaries and other government agencies) and across multiple markets (including military service support in Afghanistan, Iraq and Africa, search and rescue missions and narcotics control).  For example, one significant success for the Airlift business was an indefinite delivery, indefinite quantity award in December 2013 of up to 18 aircraft under an RFP sponsored by the U.S. Central Command Joint Theater Support Contracting Command to provide fixed-wing and rotary wing support for the Afghan National Security Forces under the NATO Training Mission (the “NATO Contract”). This contract alone, assuming expected task orders, likely would have consumed most of the Airlift idle aircraft at that time.  See Exhibit A for further information about the NATO Contract and a description of other actual contract wins and potential contract opportunities for the Airlift business during the relevant period.

2.              Under each of its contracts with the DoD, the Airlift business was legally committed to keeping its aircraft available to the DoD until it received a notice of contract termination from the DoD.  Given the short notice periods in the DoD contracts, the Airlift business typically received back aircraft from the DoD with no more than 30 or 60 days’ notice.  Even under the best of circumstances, the Airlift’s business’s new placement of such idled aircraft required some additional lead time.

We did not believe an impairment analysis was necessary given the robust proposal pipeline and the Company’s favorable view of the long-term prospects of the Airlift business. As of February 28, 2015, the Airlift business has 19 aircraft in revenue service with at least three new contract positions expected by the end of March (although some of these aircraft will not yet have begun contract performance by that date).  The Airlift business expects to win many of the opportunities described in Appendix A, which would result in the full utilization of all idle aircraft in revenue service or in support of revenue aircraft (i.e., spares, and trainers required for the fleets in service).

In addition to these general considerations relating to the unique nature of the Airlift business, the Company’s specific consideration of the guidance on the individual impairment indicators set forth in ASC 360-10-35 likewise supports the Company’s conclusion that an impairment analysis was not warranted at the Airlift business.

Specific Consideration of Impairment Indicators under ASC 360-10—35.  As disclosed in our Form 10-K in our Critical Accounting Policies in the MD&A and Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements, we regularly assess whether impairment indicators are present and address them in accordance with the requirements of ASC 360.

In the case of the non-revenue generating aircraft, major components in service and associated rotable assets for the Airlift business, we separately considered each of the impairment indicators set forth in ASC 360-10-35-21 which provides examples of events or circumstances that may indicate the carrying amount of a long-lived asset (or asset group) may not be recoverable.  Set forth below is our analysis under each of these impairment indicators:

1.              Significant decrease in the market price of a long-lived asset (asset group)

Volatility in market prices for aircraft, components, and related rotables does not impact our consideration of the recoverability of the carrying value of the assets. The fair value of our aircraft and related assets is influenced by the long-term demand for airlift services throughout the world and not from declines in the market price of aircraft. Our long-lived aircraft and rotable assets are either active on revenue-producing contracts, supporting revenue-producing contracts as spare or trainer aircraft, in long-term scheduled maintenance, or reserved for assignment to an outstanding proposal or development opportunity.

2.              Significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

We have not experienced any significant adverse changes in the manner in which our aircraft, components, and rotables are being used or in their physical condition.

Use of Aircraft.  As the existing contract positions ran their course in Afghanistan (which was expected by the Company) during fiscal 2014, we expected to redeploy the majority of these aircraft on the NATO Contract awarded to the Airlift business which could have provided up to 18 new aircraft contract positions (see Appendix A for further details).  As it became apparent that task orders for the NATO Contract were not imminent, the Airlift business development team actively pursued other opportunities for these aircraft.  As further described in Appendix A, these efforts have proven successful to date, with new contract awards in Africa and Iraq and potential wins in outstanding proposals.  These contracts represent new geographies, customers, and/or missions, for the Airlift business, but there has not been any change in the manner in which the Airlift business uses the assets.

We expect temporary idle aircraft downtime as aircraft are transitioned to new contracts and missions.  Due to frequent contract award delays and unpredictable mission changes, it is difficult to forecast with certainty when Airlift services will no longer be necessary in a particular area or when new task orders will be received.  This creates short to medium-term re-deployment gaps with respect to the aircraft.  The number of potential contract award opportunities, the likelihood that the Airlift business would win some or all of these potential contract award opportunities and the growing global demands for airlift services did not indicate that a significant adverse change in the assets’ use was present.

Physical Condition of Aircraft. There has been no degradation in the physical condition of our aircraft.  The aircraft are either airworthy and ready for immediate deployment, are in the process of being made airworthy as circumstances dictate, or are deployable with limited modification (typically to the customers’ specific mission demands).

3.              Significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

There have been no significant adverse changes in legal factors or in the overall business climate relating to our Airlift business.  Our regulators primarily include the Federal Aviation Administration and other U.S. government agencies.  We are subject to normal and customary inquiries from our regulators which is typical in our industry.  These inquiries are, in the Company’s view, standard and in the ordinary course of business.

We have experienced changes in the geographies where we operate with the drawdown of the U.S. presence in Afghanistan.  A current shift in the geographies is occurring with Africa and Iraq representing expanding markets for the Airlift business.  This has not had an adverse impact on the overall business climate. There remains strong global demand for airlift services demonstrated by our recent contract awards and the potential opportunities in the market.

4.              An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

This indicator does not apply to the aircraft and related components of our Airlift business.

5.              Current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

The Airlift business has historically been profitable with strong cash flows from operations, including for the periods covered by the Form 10-K and 10-Q reviewed by the Staff.  Likewise, the Company believes the long-term financial prospects for the Airlift business are positive based on its contract wins to date, the volume and nature of opportunities, and the history of successful contract awards from customers.  When the Company acquired the Airlift business in 2010, the business model expected a drawdown from Afghanistan in the future (e.g., 3-7 years) after which the operations would go through a period of transition as new contract positions were developed and secured.  The transition process is ongoing and the new contract positions and opportunities in Niger, Central African Republic, Uganda, Democratic Republic of the Congo, Iraq, Afghanistan and aboard USNS ships demonstrate the progress of our transition.

6.              Current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

The Company had no plans to sell or otherwise dispose of the Airlift business or any of its long-lived assets and related components or rotables as of May 31, 2014 and November 30, 2014 except for certain aircraft held for sale.  The carrying value of each aircraft held for sale was measured at the lower of its net book value or its fair value less costs to sell in accordance with ASC 360-10-35-37.

We considered other potential impairment indicators unique to the Airlift business and the industry in which it operates that are not addressed in the examples provided in ASC 360-10-35-21.  For instance, we considered the impairment indicators in Section 4.53 of the AICPA Audit and Accounting Guide: Airlines.  Those indicators either do not apply to our Airlift business or are similar to the indicators from ASC 360-10-35-21 addressed in detail above.

Based on the foregoing, we did not identify the presence of any impairment indicators that required or suggested the need for an impairment analysis of our non-revenue generating aircraft, major components in service, and associated rotable assets at May 31, 2014 and November 30, 2014.

Liquidity, Capital Resources and Financial Position, page 25

2.              Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include year-to-year comparisons for the three-year period covered by the financial statements in our Form 10-K filing for the fiscal year ending May 31, 2015.

Notes to the Financial Statements

Note 5. Income Taxes, page 52

3.              We note from your disclosure of the components of the provision for income taxes that a significant portion of the provision is attributable to foreign operations. Please provide us with, and revise to disclose, the components of income before income tax expense as either domestic or foreign. See Rule 4-08(h) of Regulation S-X.

Response:

For the year ended May 31, 2014, the components of income before income tax were as follows: Domestic of $66 million and Foreign of $39 million.

In February 2015, we agreed to sell our Telair Cargo Group which will be reported in our Form 10-Q as a discontinued operation effective in our third fiscal quarter ended February 28, 2015.  The sale is expected to close by early April.  The Telair Cargo Group comprised the majority of our foreign operations and as a result, the foreign component of our income from continuing operations before provision for income taxes will be less significant in future filings.  Effective with the Form 10-Q for the third quarter of fiscal 2015, the majority of our foreign operations, pre-tax earnings and foreign tax provision will be presented as discontinued operations for all periods presented.

The Company acknowledges the Staff’s comment and will provide the components of our income from continuing operations before provision for income taxes in its future filings, if it remains material.

Note 14. Selected Quarterly Data (Unaudited), page 73

4.              Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the $29.8 million pre-tax charge recognized in the fourth quarter of 2013 due to reduced sales and profit expectations on a contract as a result of lower expected flight hours of the KC10 aircraft. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response:

We believe our disclosure of the $29.8 million pre-tax charge was adequate in our Annual Report on Form 10-K for the year ended May 31, 2014.  The charge is described in detail in footnote 1 to the Selected Financial Data table on page 18 and in Note 1 to our Consolidated Financial Statements on page 38.

Notwithstanding the above, the Company acknowledges the Staff’s comment and in future filings will include an explanatory footnote to the Selected Quarterly Data Note where unusual or infrequent items have had a material impact on our quarterly results of operations in future filings.

Form 10-Q for Fiscal Quarter Ended November 30, 2014

Balance Sheet, page 3

5.              We note that in the six months ended November 30, 2014, your accounts receivable balance increased by 13% even though revenue during this period decreased by 9% from the comparable prior period in fiscal 2014. We also note that your allowance for doubtful accounts decreased slightly in the six months ended November 30, 2014. Please explain to us why your accounts receivable increased, why you believe your accounts receivable balance is recoverable as of November 30, 2014, and why you believe your allowance for doubtful accounts is appropriate at November 30, 2014.

Response:

The 13% increase in accounts receivable at November 30, 2014 as compared to May 31, 2014 was primarily the result of a $25.7 million increase in accounts receivable at the Company’s aviation supply chain business units (which are reported in our Aviation Services segment) and a $7.9 million increase in accounts receivable at the Company’s U.S. cargo system manufacturing unit (which is reported in our Technology Product segment).

As disclosed in our last two Form 10-Qs, our aviation supply chain business units have been successful in winning new contracts across both the commercial and defense markets, resulting in a 15% increase in year-over-year sales for the three month period ended November 30, 2014. This increased sales activity is the primary reason for the $25.7 million increase in accounts receivable at the aviation supply chain business units.

The $7.9 million increase in accounts receivable at our U.S. cargo system manufacturing unit was attributable to deliveries of cargo loading system components for the Airbus A400M Military Transport Aircraft program, which experienced an increase in shipments in the three month period ended November 30, 2014 as compared to the prior year.

With respect to the Staff’s question on recoverability of accounts receivable, our principal commercial customers are domestic and foreign commercial airlines, domestic and foreign freight airlines, regional and commuter airlines, business and general aviation operators, large original equipment manufacturers, aircraft leasing companies, and aftermarket aviation support companies.  The global airline industry, including airlines, original equipment manufacturers and other support companies are experiencing strong operating results.  We have not had any significant collection issues with our commercial customer group.

Our largest defense customer is the U.S. DoD. We also sell to other U.S. government agencies, their contractors and to foreign military organizations. Sales to this customer group represented 35% of consolidated sales for the three month period ended November 30, 2014. We have not had any significant collection issues with our defense customer group.

Our increase in accounts receivable over the first six months of fiscal 2015 has generally been associated with these principal commercial and defense customers.  We have a favorable collection history across both our commercial and defense customer bases and have experienced minimal deductions for accounts receivable write-offs as shown in Footnote 15 to our Consolidated Financial Statements in our Form 10-K for the year ended May 31, 2014.  Our allowance for doubtful accounts is largely comprised of individually insignificant balances related to smaller customers with specific risks and exposures.  An assessment of collectability is determined based on our prior history with the specific customer and general and industry specific conditions. The majority of our customers are recurring customers with an established payment history.  New customers are required to undergo an extensive credit check prior to delivery.  We actively monitor our accounts receivable aging across all our businesses and customers.  We have not experienced any significant deterioration which would be an indicator of potential collectability concerns beyond our recorded allowance for doubtful accounts.  Based upon the above discussion, we believe that our allowance for doubtful accounts is appropriate at November 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Six Month Period Ended November 30, 2014, page 21

6.              We note that in your discussion of the results of operations in MD&A, you often attribute changes in your revenues and gross profit to a combination of several different factors. For example, you disclose that for the six month period ended November 30, 2014, sales in the Aviation Services segment decreased $77 million, or 9.4%, from the prior year period and the decrease was due to a $97.5 million, or 27.5%, decrease in sales to government and defense customers primarily attributable to lower demand for expeditionary airlift services in Afghanistan due to a reduced number of aircraft positions, and the delivery of three aircraft to government customers in fiscal 2014 with no deliveries in fiscal 2015, partially offset by higher supply chain volumes. When you list multiple factors that contributed to changes in revenue, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835.

Response:

The Company acknowledges the Staff’s comment and when multiple factors that contributed to changes in revenue or gross profit are disclosed, we will quantify, when possible, the impact of each material factor in future filings.

Liquidity, Capital Resources and Financial Position, page 22

7.              Please expand your liquidity disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivables, inventory, accounts payable, and accrued expenses. Your current disclosure only lists the increase or decrease in working capital components but does not provide any insight into the reasons for the changes in working capital components. In this regard, we note that during the six months ended November 30, 2014, both accounts receivable and inventory increased significantly. Your disclosure should also discuss material changes in inventory levels and the impact of these changes on future sales. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response:

The Company addressed the increase in accounts receivable and inventory as of November 30, 2014 in paragraph two of the cash flows from operating activities section where it discussed the reason for the reduction of cash from operations over the comparable period being attributable to the working capital required to support new contract wins.

Notwithstanding the above, the Company acknowledges the Staff’s comment and will expand the disclosure in future filings to include additional discussion of the underlying reasons for material changes in working capital components.

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In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2075 or Michael J. Sharp, the Company’s Chief Accounting Officer, at (630) 227-2110.

Very truly yours,

/s/ John C. Fortson
John C. Fortson
Vice President, Chief Financial Officer and Treasurer
AAR CORP.

Appendix A

The following identifies and describes certain contract wins and other business development opportunities currently in play for the Airlift business.  As noted, the Airlift business is still awaiting specific task orders under some contract awards and other contract awards are still in various stages of development or qualification:

•                  In December 2013, the Airlift business received an “Indefinite Delivery, Indefinite Quantity” award of up to 18 aircraft contract positions under a request for proposal sponsored by the U.S. Central Command (“CENTCOM”) Joint Theatre Support Contracting Command to provide fixed-wing and rotary-wing support for the Afghan National Security Forces under the NATO Training Mission — Afghanistan and Combined Security Transition Command — Afghanistan (the “NATO Contract”).  This award for passenger and cargo transport services in support of multiple locations in Afghanistan was to be executed by Task Order.  The U.S. Government has not offered any task orders under the NATO Contract as a result of the rapidly changing requirements in Afghanistan.  Consequently, none of these contract positions have yet come to fruition.

•                  The Airlift business bid and won a contract from US Transportation Command for two fixed wing aircraft supporting DoD assistance to Ugandan forces in Entebbe, Uganda.  Operations began in July 2014.

•                  The Airlift business bid and won a contract from the US Naval Supply Command for one fixed wing and one rotary wing aircraft providing personnel recover and casualty evacuation in Niamey, Niger.  Operations began in October 2014.

•                  The Airlift business bid and won a contract from U.S. Transportation Command for two rotary wing aircraft supporting DoD assistance to the forces of the Central African Republic (“CAR”) in Obo, CAR.  Operations began November 2014.

•                  The Airlift business bid and won a contract from the US Military Sealift Command (“MSC”) for two rotary wing aircraft to deploy aboard USNS ships in the Indian Ocean region to provide ship-to-ship and ship-to-shore Vertical Replenishment.  Operations began October 2014.  The Airlift business anticipates further Vertical Replenishment requirements to be offered via MSC Request for Proposal no later than April 2015.  If awarded, these operations would begin in October 2015.

•                  The Airlift business bid and won a contract from the United Kingdom’s Ministry of Defence (“MoD”) for four aircraft providing Search and Rescue and Support Helicopter services in the Falkland Islands.  While flight operations begin in April 2016, the Airlift business is under contract and performing against an agreed deployment timeline.

•                  The Airlift business bid on a contract for two fixed wing aircraft supporting a DoD contractor in Iraq.  If awarded, the Airlift business anticipates signing the contract in March 2015 with aircraft to enter service in May and September of 2015.

•                  The Airlift business bid and won a United Nation’s (“UN”) contract to provide rotary wing support to the United Nations Organization Stabilization Mission in the Democratic Republic of the Congo. Operations are scheduled to begin July 1, 2015.  The Airlift business is the first western company to win a rotary wing contract from the UN in approximately 20 years.  This was made possible by a new UN procurement process that favors “best value” instead of “lowest price” bids.  This change present the potential for further growth in business with the UN.

•                  The Airlift business is competing for a number of large, multi-year Indefinite Delivery, Indefinite Quantity contracts in support of DoD and the U.S. Department of State in Africa and/or worldwide.